UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the year ended December 31, 2022

The3rdBevCo Inc.

(Exact name of issuer as specified in its charter)

New York	84-3292369
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2805 Veterans Highway, Suite 15

Ronkonkoma, NY 11779

(Full mailing address of principal executive offices)

516-448-6009

(Issuer’s telephone number, including area code)

Common Stock, par value $0.0001

(Title of each class of securities issued pursuant to Regulation A)

i

Item 1. Business

Company Overview

Description of Business

The3rdBevco Inc. (the “Company”, “we”, “our”, “us”) was originally incorporated on October 2, 2019 as LAID Beverages Inc. (LAID) under the laws of the State of New York. On January 24, 2020, we changed our name from LAID Beverages Inc. to The3rdBevco Inc. to reflect a multi-brand beverage company. We are a development stage beverage company that intends to offer a diverse portfolio of on-trend branded products including energy drinks, and non-alcoholic spirits. These products will come in sleek, colorful, no-nonsense packaging, giving buyers the energy, confidence, and pleasure to make the most of their moment. We are a development stage company with minimal assets and no revenue. We have a business plan and fully developed product offerings that are ready for production and distribution. We will require outside capital of approximately $30 million in order to implement our business plan.

Product Brands

Non-Alcoholic Product Offerings. We are focused on future development, production, marketing, selling and distribution of vitamin-enriched energy drinks with zero calories, sugars, carbs, and no artificial flavors and celebrity backed spirits. We expect to focus initially on production of our own branded drinks under the following brand names:

●	Bougie™ - This is our premium non-alcoholic sparkling wine that offers the taste of drinking the finest champagne. This premium product is low calorie beverage enriched with vitamins and stress-reducing antioxidants with zero alcohol, zero carbs and sugars. Our initial target market for Bougie are millennials and generation Z. Bougie™ is currently available in six different flavors and packaged in a single sever slim aluminum can for on-the-go consumption and distribution. Bougie was successfully tested in the market and ready for large scale production. We have commenced significant marketing activities to promote Bougie™ in digital media outlets used by our target consumer demographics.

●	LAID™ - This beverage is our signature energy drink that offers essential vitamins including amino acids (branched-chain amino acids, L-Arginine, and L-Carnitine), antioxidants (Coenzyme Q10), and other natural ingredients such as panax ginseng and maca root extracts. Our energy drink will be made available in 15 different flavors and packaged in single server slim aluminum cans for on the go consumption. This product will be marketed to customers that desire a product with essential vitamins that facilitate muscle-building, focus, stamina, and sexual performance.

Celebrity Spirit Product Offering. We plan to leverage our expertise in marketing, manufacturing, product development, licensing and distribution to establish a strong position in the celebrity spirits market. We believe that we can offer a very competitive and compelling financial partnership that will mutually align the economic interests of our celebrities and us throughout the entire product lifecycle. As an initial first step, we entered into a non-binding letter of intent to engage Mr. Rorrey Fenty to act as a strategic consultant for our Celebrity Brand Division and leverage his knowledge of luxury lifestyle brands and deep connections within the celebrity community. Mr. Fenty is a successful entrepreneur and rapper and is also the younger brother of global superstar and music icon Robyn (Rihanna) Fenty. The Company anticipates that this relationship may include a potential partnership with Rihanna for a new premium Rum brand called RiRi.

Our beverage products are not marketed or intended to diagnose, treat, cure, or prevent any disease. None of our beverage products require clearance from the Food and Drug Administration (FDA). All of our beverage products are made with the highest-quality ingredients which we responsibly source from US-based suppliers that adhere to our strict production guidelines. We outsource our beverage production to a US-based pharmaceutical company with the production expertise and capacity to oversee our production and distribution requirements. We do not intend to utilize foreign supply chain networks to source any ingredients or use to produce our beverage products.

Wellness Drink Market Industry Overview

Non-Alcoholic Spirits Drink Sector

The non-alcoholic beverages market consists of sales of beverages that do not contain any alcohol. According to a recent report by Nielsen, the non-alcoholic spirits drink sector has grown due to growing awareness for health and wellness and has lowered demand for the sugared carbonated soft drinks, such as carbonated beverages and lemonades. Spending is shifting towards healthier, less-sugared products like bottled water and some non-carbonated soft drinks (like ready-to-drink tea and coffee) that are ready for consumption away from home. According to a recent report by Grand View Research, Inc., the global non-alcoholic spirits market size was valued $967 billion by 2020, expanding at a compound annual growth rate of 9.3% through 2023, with estimated sales of $417 billion in 2020. Anticipation of this market growth explains why global beverage brands AB InBev and Coca-Cola project that one-fifth of their overall sales will be made by their Non-Alcoholic Spirits brands in the next five years.

Energy Drink Sector

The global energy drink market includes beverages that contain caffeine, taurine, vitamins, and other stimulants, and are aggressively marketed as consumable products that boost mental alertness and physical stamina. These beverages may or may not be carbonated. Over the last two decades the fastest growing customer segment in the energy drink market are young adults (ages 20 to 39). According to an industry report published by Allied Market Research, global energy market sales were approximately $53 billion in 2018 and estimated to reach more than $86 billion in sales by 2026, representing a compound annual growth rate of 7.2%. The sizeable market opportunity in the energy drink market has attracted several competitors, including large multination beverage companies and even 7-Eleven to develop their own energy drinks in this market segment.

Alternative Snack Foods

The types of snacks global consumers are choosing is evolving and disrupting the traditional snack market. Healthier snacks are in high demand due to changing dietary habits and rapid urbanization in the developing countries. Alternative snacks range from plant-based jerky bars to oat milk yogurt to flavored almond butter squeeze packs. Chip manufacturers have been extremely responsive to consumers’ needs for healthy snacks. According to a recent global snack foods industry report by Report Linker, the global market for snack foods is estimated at US$493.4 Billion in the year 2020, is projected to reach a revised size of US$732.6 Billion by 2026, growing at a CAGR of 6.7%. The snack foods market in the U.S. is estimated at US$164.8 Billion in the year 2021.

Celebrity Spirits Drink Market Overview

Over the last ten years there has been a significant shift in product and service branding for Celebrities as the age of Social media branding and marketing has enabled celebrities to engage in direct marketing of their own products and services more freely. Celebrities that have a significant and sustained social media presence use that platform to communicate directly with their target audience. There have been several successful product offerings and successful sales of Celebrity branded products in this market. The global premium spirits market, which includes most celebrity spirits brands, includes spirits such as vodka, tequila, rum, whiskey, and other liquors. According to data published by Grand View Research, the Premium Spirits market is growing at a fast clip. This market is conservatively projected to reach $235.74 Billion by 2027, with a strong compounded annual growth rate (CAGR) of 10.3% between 2020-2027. Two major market trends, the growth of celebrity spirits brands and the alcohol-free beverage sector are the future of the industry:

●	Today’s consumers look to celebrities for product buying decisions and to feel connected to them. For celebrities, spirits brands are the perfect brand extension.

●	Millennials and Gen Zers want healthy, alcohol-free beverage options. Mindful drinking is the next consumer megatrend.

Our industry research above indicates there is strong market for all product offerings; and changing consumer taste preferences should allow for multiple product offerings that can compete against larger competitors.

Market Demand, Competition and Composition

Consumer Demand Characteristics

Consumption of energy drinks has been increasing dramatically in the past two decades, particularly among the millennial and Gen Z populations, between the ages of 18-35. North America is the major market for energy drinks due to changing tastes and preferences towards health conscientious consumables. Outside of North America demand is growing in Europe and Asia-Pacific, due to changing demographics and related increasing consumer adoption rate in the region, as a result of increased marketing efforts by the key players. Markets in South America and Middle East & Africa are comparatively smaller and are expected to grow in the coming years as local demographics in those areas change.

Market Competition

The energy drink market is dominated by several large beverage companies with significant financial resources, strong products, and brands, all of which make it hard for the new and small companies to compete. The major industry players in the energy drink market are Red Bull, Monster Beverage Corporation, Rockstar Inc., The Coca-Cola Company, PepsiCo, Arizona Beverage Company, National Beverage Corp., Dr. Pepper Snapple Group, Living Essentials, and Cloud 9.

Most of these competitors create product awareness through advertising and celebrity endorsement which is expensive for small and development stage companies. In addition to this, large well-funded beverage companies sponsor major sports events.

Target Market and Fit

Our targeted market is the millennial and Gen Z populations, and we believe that our drink offerings can be uniquely positioned against larger competitors and marketed to this market population effectively through social media, mobile and dating applications used by our target market. According to studies conducted by McKinsey (2017) and IPSOS (2018), bold masculinity is becoming unappealing to Millennials and Gen Z and companies that design their products with these elements suffered financial losses on these product offerings. Our strategy is to listen to our target customers desires and design a product offering and packaging that is playful with bursts of color to match its flavors, logos, and fonts with personality. We believe that our designs appeal to all and are simple, clean, premium, and positive.

Our products are free of additives and unhealthy substitutes. Additionally, our product is not currently offered in the market and we believe that demand for such an offering is growing and represents an unmet consumer preference in the market.

Bougie™, LAID™, ProseccGO™ and TB Keto™ products will be available immediately online directly to consumers and through retailers. We plan to distribution our product through established relationships with several mainstream distribution partners which have an active network of 35,000 retail locations, including popular chain store retailers.

Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Year Ended December 31, 2022 as compared to December 31, 2021 (“last year”)

Revenues. We are a development stage corporation with limited operations and no revenues from our business operations during the year ended December 31, 2022 or 2021.

Operating Expenses. Our operating expenses principally consist of salary and related expenses paid to our Chief Executive Officer and sole employee, capital raise fees and promotion costs, professional fees paid to beverage industry subject matter experts, lawyers, financial consultants and advisors, rent and general administrative costs to support the Company’s start-up operations. During the year ended December 31, 2022, operating expenses were $1,189,408 compared to $501,154 in 2021. The increase was due primarily due to capital raise marketing and promotion fees incurred in connection with the Company’s Regulation A Tier 2 offering, increased base compensation to our CEO in 2022 and higher professional fees. The remaining increase was due to rent and other administrative costs.

Interest Expense. We incurred significant interest expense in connection with the issuance of convertible promissory notes. Interest expense includes the stated rate of interest for each debt obligation and original issue discounts arising from debt discounts stated or due to additional consideration given in connection with such obligations. During the year ended December 31, 2022 and 2021, interest expense was $226,895 (which included $100,000 in additional interest expense due to satisfaction of a contingent condition associated with one convertible promissory note) and $103,876, respectively.

Provision for Income Taxes. We have no provision for income taxes as the Company is generating net operating losses. The Company placed a full valuation allowance against approximately $756,645 in deferred tax assets generated since inception due to the uncertainty of generating taxable income to utilize the deferred tax assets. The Company does not expect to incur significant income tax expense until significant operations commence.

Net Loss. Our net loss for the year ended December 31, 2022, was $1,397,912 as compared to $605,030 in 2021.

Liquidity and Capital Resources

Net Working Capital

As of December 31, 2022, we had a cash balance of $23,361 and a net negative working capital balance of $1,512,726. We are an early development stage company with significantly limited financial resources and our plan to enter the energy drink beverage market cannot be funded with our existing resources. We plan to raise additional bridge financing over the next 12-16 months using convertible promissory notes while we continue to raise permanent capital through our Regulation A Tier 2 offering.

Going Concern

We are a development stage corporation with limited operations and no revenues from our business operations. Our auditors have issued a going concern opinion. This means that our auditors believe there is substantial doubt that we can continue as an on-going business for the next twelve months. We do not anticipate that we will generate significant revenues until we have raised the funds necessary to conduct a marketing program and produce inventory. There is no assurance we will ever generate revenue even if we raised all necessary funds.

Our management team is focused on raising capital, including first the sale of equity securities, which may not be available on commercially reasonable terms if at all, to fund our business plans to develop, market, sell and distribute our energy drinks. If such financing is not available on satisfactory terms, we may be unable to continue our business as desired and our operating results will be adversely affected.

During the year ended December 31, 2022, we issued $45,000 in convertible promissory notes and received net proceeds of $45,000. Convertible promissory maturities ranged from three months to twelve months with a weighted average interest rate of 12.5% and default interest at 15% if the maturity date is extended beyond the original maturity date. On March 16, 2022, we extended the maturity date for all outstanding convertible promissory notes to December 31, 2023.

We believe that our capital resources are insufficient for ongoing operations, with minimal current cash reserves, particularly given the resources necessary to expand our business. We will likely require considerable amounts of financing to make any significant advancement in our business strategy to develop, market, sell and distribution our energy drinks. As we cannot predict the time at which revenue will exceed expenses, we anticipate the need to raise capital through additional equity issuances in other established public stock exchanges. There is presently no agreement in place that will guarantee financing for us, and we cannot assure you that we will be able to raise any additional funds, or that such funds will be available on acceptable terms. Funds raised through future equity financing will likely be substantially dilutive to current shareholders. Lack of additional funds will materially affect our business and may cause us to substantially curtail or even cease operations. Consequently, you could incur a loss of your entire investment in our business. We believe these cumulative factors raise doubt about our ability to continue as a going concern.

Cash Flows from Operating Activities

●	Net cash used in operating activities for the year ended December 31, 2022 was $904,110 related to cash paid to partially settle accrued officer compensation, market and promotion costs associated with our Regulation A Tier 2 offering and operating costs.

●	Net cash used in operating activities for the year ended December 31, 2022 was $519,983 related to cash paid to partially settle accrued officer compensation, market and promotion costs associated with our Regulation A Tier 2 offering and operating costs.

Cash Flows from Investing Activities

●	There were no significant cash investing activities during the year ended December 31, 2022 or 2021.

Cash Flows from Financing Activities

●	Net cash provided by financing activities was $900,314 for the year ended December 31, 2022. The increase in financing activities was predominantly due to $1,345,152 in net proceeds received in connection with our Reg A Tier 2 offering and private placement, $45,000 in convertible debt issuances, partially offset by $385,878 in shareholder line advances, repayment of $75,000 in convertible promissory notes and $28,959 in lease principal repayments.

●	Net cash provided by financing activities was $546,910 for the year ended December 31, 2022. The increase in financing activities was predominantly due to $575,000 in net proceeds received in connection with convertible promissory notes issued during 2021 for working capital purposes.

Continuous 12-Month Plan of Operation

Our business plan remains unchanged since the initial filing of our Form 1-A. Upon a successful Tier 2 offering, we expect to incur a cash burn of $26.8 million (excluding legal and offering costs) over the next 12-18 months to acquire a storage and distribution warehouse, staff to support our sales and operational efforts, marketing and promotion advertisements through recognized social media networks and other marketing channels, product promotion samples, administrative support costs, offering costs and other administrative support costs. We expect to raise enough capital to move forward with our business plan and enable us sufficient cash flow to successfully launch our beverage offerings.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely, to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Item 3. Directors and Officers

Directors. Each Director of the Company is elected annually and holds office until the next annual general meeting of Shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the Articles of Incorporation, as amended and the Bylaws of the Company. Our last annual general meeting of shareholders was held on March 2, 2023 by waiver of notice of meeting. No date for the next annual meeting of stockholders is specified in the Company’s bylaws or has been fixed by the Board of Directors. Our current Board of Directors as of December 31, 2022 is set forth below:

Name	Role	Age	Term Start Date	Term End Date
Peter Scalise III	President, Chief Financial Officer, Chief Executive Officer, Sole Director	52	10/2/2019	None

Peter Scalise III, President, Chief Financial Officer, Chief Executive Officer, Sole Director. Mr. Scalise is the founder and has served as the sole executive officer since inception of the Company in October 2019. Mr. Scalise has over 25 years of entrepreneurial experience in the nutritional supplement/beverage industry and significant executive leadership experience overseeing all aspects of operations including research and development, sales, procurement, distribution, inventory control and marketing. Additionally, he has put together an experienced advisory committee to assist with the launch and implementation of the strategic plan for The3rdBevco Inc. Prior to founding the Company, he founded and served as CEO of several supplement and beverage companies, including Gear Sports Nutrition (November 2011 to October 2019), JOJO Energy Drinks (September 2008 to November 2011), Advanced Genetics (August 1997 to September 2008) and Huge Nutrition (June 1995 to August 1997).

He also has vast gained experience raising capital in the private and public sector during his tenure as CEO of two small cap public companies: MOJO Ventures (OTC symbol MOJO, from May 2011 to November 2011) and Limitless Venture Group Inc (OTC symbol LVGI, from April 2012 to December 2014). In these prior roles he gained proficiency developing marketing platforms, overseeing financial operations, budgeting, staff recruitment and development, negotiating and drafting commercial contracts and overseeing related functions. He has extensive SEC/FINRA compliance, DTC compliance, PCAOB accounting procedures, public company filings and reporting procedures, public securities offering documents and procedures, reverse merger procedure and compliance.

Committees of the Board of Directors. There are no committees of the Board of Directors. We identified key members for ouradvisory committee whose priority is to provide guidance to the President and Chairman of the Board regarding our beverage offerings. Our advisory committee has industry veterans that have led some of the largest and most well-known Fortune 500 brands in the world. The Company intends to leverage their industry marketing expertise and market connections to enter our target markets. There were no meetings held by the advisory committee during the years ended December 31, 2022 and 2021. There were no payments made to members of the advisory committee during the years ended December 31, 2022 and 2021.

The advisory committee includes the following members:

Steve McDermott. Steve has been building and advising world-class brands for 20+ years and has served as the Co-founder of Growth Drivers since May 2016. Prior to this role at Growth Drivers, he led brand strategy at VaynerMedia (May 2013 - February 2016), Boston Consulting Group (September 2016 - December 2017) and Kantar Retail (September 2011 - April 2013), and had operational responsibility for businesses at Unilever (November 2004 - September 2011) and the Pepsi-Lipton Partnership (February 2007 - November 2009). He has a proven track record translating consumer insight into strategy, meaningful brand propositions, effective communications, and activation, resulting in brand and business growth. Steve launched Pure Leaf iced tea while at Pepsi and his consulting work in shopper insight and retail execution was recognized by panel of The Coca-Cola Company’s leaders. He is also an expert in using social media driving revenue for clients—his Facebook campaigns have performed in 97th and 100th percentiles as measured by Datalogix and Nielsen, respectively. Steve holds an MBA from NYU Stern School of Business and BA from The College of William & Mary.

Eric Berman. is a marketing leader with a 20-plus year track record of driving growth through consumer insight, innovation, and digital brand building. He has served as the Co-founder of Growth Drivers since he founded it in May 2016. He has delivered results within both large organizations and entrepreneurial environments. Eric is one of a few CPG marketers who has created, developed, and launched a successful new consumer platform: Country Crock Side Dishes (Unilever) +$115mm in retail sales. Prior to founding Growth Drivers, Eric led the consumer package goods team at Facebook (January 2011 to July 2016). Prior to Facebook, Eric was head of marketing for KIND Healthy Snacks (July 2009 to November 2010) and also held a variety of marketing leadership roles at Unilever (September 2000 to June 2009) and Johnson & Johnson (June 1996 to May 1999). Eric holds an MBA from NYU Stern School of Business and BA from Boston University.

Chris Bradley. Chris is a senior creative leader with over 20 years of experience in Creative Leadership roles and currently serves as Creative Partner of Growth Drivers. Prior to his current role he served as Creative Director for clients such as Budweiser, Bud Light, Stella Artois (May 2015 - May 2018), Volkswagen (February 2000 - May 2006), Samsung (January 2012 - January 2014), Sour Patch Kids, RITZ (May 2015 - May 2018), TRUTH (February 2000 - May 2006), Kodak, Motorola, Stolichnaya (April 2006 - July 2009), ampm, ARCO (July 2009 - January 2011) and non-profit organizations such as Feeding America (April 2006 - July 2009). His work has been recognized by: The Cannes Advertising Festival, The One Show, Clios Awards, The Effie’s, International Automotive Advertising Awards, Mobius Awards, The Addy’s, Tele Awards, The London International Awards, The ACD 100 Show, Communication Arts, Print Magazine, GRAPHIS and others. Industry speaking engagements across the US as a guest of Social Media Week, The Ad Club and has served as juror for the Effie’s. Chris holds a BA from Florida State University.

Officers. Our current executive officers as of December 31, 2022 is set forth below:

Name	Age	Position(s) Held
Peter Scalise III	52	President, Chief Financial Officer, Chief Executive Officer, Sole Director

For information with respect to Mr. Scalise, please see the information about the members of our Board of Directors on the preceding page.

There are no family relationships among any of our executive officers or directors.

Compensation of Directors

There was no compensation paid to any directors.

Executive Compensation

Name	Capacities in which compensation was received	Cash Compensation ($)(1)	Other Compensation (2)	Total Compensation ($)
Peter Scalise	President, Chief Financial Officer, Chief Executive Officer	$365,000	$20,400	$385,400

(1)	Amount reported represents total monthly salary accruals recorded during the year ended December 31, 2022. For the year ended December 31, 2022, cash salaries paid were $290,050. As of December 31, 2022, unpaid salary due to our CEO was $356,142.

(2)	Amount reported represents total monthly fixed monthly allowance accruals recorded during the year ended December 31, 2022. For the year ended December 31, 2022, fixed monthly allowances paid were $29,190. As of December 31, 2022, unpaid fixed monthly allowance was $7,672.

Compensation of Named Executive Officer (“NEOs”) is reviewed annually by Advisory Committee. The level of compensation for NEOs is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

Employment Agreements and Compensation Arrangements; Termination and Change in Control Provisions

There were no changes in our executive employment agreement with Mr. Peter Scalise, III, our President and Chairman of the Board.

Item 4. Security Ownership of Management and Certain Securityholders

Security Ownership of Directors and Executive Officers

As of December 31, 2022, Mr. Scalise was the sole director and executive officer with a direct ownership interest of 6,035,000 shares (or 22.82%) of Common Stock and 1 share of Series B preferred stock.

Security Ownership of Certain Beneficial Owners (Greater than 5% Holders)

The following table sets forth beneficial owners of more than 5% based on 26,445,216 outstanding shares of Common Stock as of December 31, 2022:

Name and Complete Mailing Address	Number of Shares of Common Stock	Percent of Common Stock Outstanding
The Jason Eric Job Gift Trust 2206 E. Bendamere Circle Millcreek UT 84109	5,111,760	19.33%
Jeffrey K. Warmann 441 Warren Way McDonough GA 30252	4,250,000	16.07%
Equity Markets Adv, LLC 136 Wheatley Road Glen Head, NY 11545	4,100,000	15.50%

Item 5. Interest of Management and Others in Certain Transactions

Related Party Transactions

A related person transaction is a consummated or currently proposed transaction in which the Company has been, is or will be a participant and the amount involved exceeds $50,000, and in which a related person (i.e., any director or executive officer or nominee for director, or any member of the immediate family of such person) has or will have a direct or indirect material interest. Related parties include key management personnel and companies under the control of key management personnel. Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Board and corporate officers, including the Company’s President and Chairman of the Board.

During the year ended December 31, 2022, the Company entered into a $2 million-line advance agreement with the CEO. The CEO was advanced $367,503 against this line during the year ended December 31, 2022. As of December 31, 2022, the total principal and interest due from the CEO is $385,878, which includes accrued interest of $18,375. Prior to December 31, 2022, in connection with the inception of the Company, the CEO was granted a one-time brand development expense of $500,000 with the Company’s founder and majority stockholder. This brand development expense has not yet been paid to the CEO. These related party transactions are recorded in the financial statements and identified as related party transactions.

Item 6. Other Information

Unregistered Sales of Equity Securities and Use of Proceeds

On June 18, 2020, the Company issued to founders and officers a total of 18,599,999 in common shares and 1 share of Series B preferred to Peter Scalise III, President and Chairman of the Board. All common and preferred shares were issued at stated par value of $0.0001 per share; and there were no proceeds received in exchange for shares issued. The table below outlines shares issued to founders and officers of the Company. All shares were issued pursuant to Section 4(a)(2) of the Securities Act of 1933. A schedule of shares issued is shown below:

Name	Number of Shares of Common Stock	Percent of Common Stock Outstanding Prior to Offering
Peter Scalise, III	6,035,000	25.16%
The Jason Eric Job Gift Trust	5,111,760	21.31%
Jeffrey K. Warmann	4,250,000	17.72%
Equity Markets Adv, LLC	4,100,000	17.09%
C. Michael Kelly	1,000,000	4.17%
Thomas J. Cox	500,000	2.08%
William Cavalier	600,000	2.50%
Steven McDermott	333,333	1.39%
Eric Berman	333,333	1.39%
Chris Bradley	333,333	1.39%
Christopher S. Alfieri	300,000	1.25%
William Eliers, Esq.	250,000	1.04%
KiLyn Corporation	250,000	1.04%
Jack W. Job	151,620	0.63%
Lois M. Job	151,620	0.63%
Andrew P. Larocca	150,000	0.63%
ETI Capital LLC	75,000	0.31%
Jeffrey Alan McCory	55,000	0.23%
Bell Tower Solutions LLC	5,000	0.02%
Total Common Stock	23,989,999	100.0%

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of The3rdBevCo, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of The3rdBevCo, Inc. as of December 31, 2022 and 2021, the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BF Borgers CPA PC
BF Borgers CPA PC (PCAOB ID 5041)

We have served as the Company’s auditor since 2022
Lakewood, CO
June 2, 2023

THE3RDBEVCO INC.

Balance Sheets

(Expressed in U.S. Dollars)

	DECEMBER 31,
	2022	2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$23,361	$27,157
Prepaid and other assets	-	33,320
Shareholder line advances	385,879	-
Total current assets	409,240	60,477

NONCURRENT ASSETS
Right of use asset	25,474	56,043
Other long-term assets	5,600	5,600

TOTAL ASSETS	$440,314	$122,120

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable and accrued expenses	$189,005	$95,620
Accrued officer compensation and payroll taxes	406,458	290,779
Accrued interest payable	213,964	27,665
Convertible promissory note payable	563,200	558,650
Current portion of operating lease liability	27,114	28,959
Stockholder advances	22,225	22,225
Accrued brand development fee, related party	500,000	500,000
Total current liabilities	1,921,966	1,523,898

NON-CURRENT LIABILITIES
EIDL loan advance	19,500	19,500
Operating Lease Liability	-	27,114
Total non-current liabilities	19,500	46,614

TOTAL LIABILITIES	1,941,466	1,570,512

STOCKHOLDERS’ DEFICIT
Preferred stock, Series B, $0.0001 par value; 1 share authorized; shares issued and outstanding were 1 and none, respectively	-	-
Common stock, $0.0001 par value; 100,000,000 shares authorized; issued and outstanding were 26,450,216 and 23,079,999, respectively	2,645	$2,308
Additional paid-in capital	1,409,676	64,861
Treasury stock	(8,750)	(8,750)
Accumulated deficit	(2,904,723)	(1,506,811)
Total stockholders’ deficit	(1,501,152)	(1,448,392)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$440,314	$122,120

The accompanying notes are an integral part of these financial statements.

THE3RDBEVCO INC.

Statements of Operations

(Expressed in U.S. Dollars)

	YEARS ENDED
	DECEMBER 31,
	2022	2021

REVENUES	$-	$-
COSTS OF GOODS SOLD	-
GROSS PROFIT	-	-

OPERATING EXPENSES
Officer compensation and related expenses	524,727	303,140
Capital raise promotion expense	292,416	60,939
Professional fees	159,944	49,598
Brand markeing and promotion expense	67,103	24,265
Travel and expense	64,892	21,224
General and administrative expenses	33,783	36,561
Share-based compensation expense	15,974	332
Depreciation and amortization	30,569	5,095
Total operating expenses	1,189,408	501,154

OTHER INCOME
Interest Income - Shareholder line advances	18,391	-

LOSS FROM OPERATIONS	(1,189,408)	(501,154)
INTEREST EXPENSE	(226,895)	$(103,876)
LOSS BEFORE INCOME TAX PROVISION	(1,397,912)	(605,030)
INCOME TAX PROVISION	-	-
NET LOSS	$(1,397,912)	$(605,030)

BASIC AND DILUTED LOSS PER SHARE	$(0.06)	$(0.02)

BASIC WEIGHTED WEIGHTED-AVERAGE SHARES OUTSTANDING	25,058,493	20,400,416

The accompanying notes are an integral part of these financial statements.

THE3RDBEVCO INC.

Statement of Changes in Stockholders’ Deficit

(Expressed in U.S. Dollars)

					Additional
	Preferred Stock		Common Stock		Paid-In	Treasury	Accumulated
	Issued	Amount	Issued	Amount	Capital	Stock	Deficit	Total
Balance, December 31, 2020	-	$-	18,599,999	1,860	$(1,320)	$-	$(901,781)	$(901,241)
Common stock issued with convertible notes	-	-	4,180,000	418	65,879	-	-	66,297
Common stock issued for services	-		300,000	30	(30)	-	-	-
Common stock repurchase			(5,000)	-	-	(8,750)	-	(8,750)
Stock compensation expense non-qualified stock options	1	-	-	-	333	-	-	333
Net loss	-	-	-	-	-	-	(605,030)	(605,030)
Balance, December 31, 2021	1	$-	23,074,999	$2,308	$64,861	$(8,750)	$(1,506,811)	$(1,448,392)
Common stock issued with convertible notes	-		2,250	-	1,305	-	-	1,305
Common stock issued for services	-	-	910,000	91	14,378	-	-	14,469
Common stock issued for Reg A offering			1,074,815	107	1,007,749			1,007,856
Common stock issued for Reg A offering (Bonus Shares)			30,652	3	(3)			-
Common stock private placement	-	-	1,227,500	123	294,877	-	-	295,000
Common stock issued for non-qualified stock options			125,000	13	1,563			1,576
Stock compensation expense non-qualified stock options					(70)			(70)
Warrants (Reg A)					25,016			25,016
Net loss	-	-	-	-	-	-	(1,397,912)	(1,397,912)
Balance, December 31, 2022	1	$-	26,445,216	$2,645	$1,409,676	$(8,750)	$(2,904,723)	$(1,501,152)

The accompanying notes are an integral part of these financial statements.

THE3RDBEVCO INC.

Statements of Cash Flows

(Expressed in U.S. Dollars)

	YEARS ENDED
	DECEMBER 31,
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,397,912)	$(605,030)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	30,569	5,095
Amortization of original issue discount	34,550	52,500

Changes in operating liabilities:
Inventories	-	-
Prepaid expenses and other current assets	33,321	(8,320)
Other assets	-	(5,600)
Accounts payable	93,385	27,990
Accrued interest payable	186,299	47,023
Accrued officer compensation and payroll taxes	115,678	(33,641)
Net cash used in operating activities	(904,110)	(519,983)

CASH FLOWS FROM FINANCING ACTIVITIES:
CEO line advances	(385,879)	-
Proceeds from convertible promissory note issuances	45,000	575,000
Proceeds from stockholder advances	-	21,225
Proceeds from EIDL loan advance	-	19,500
Repayment of convertible promissory note issuances	(75,000)	(55,000)
Principal payments under finance lease obligations	(28,959)	(5,065)
Proceeds from Reg A Tier 2 common stock share issuance	1,050,152	-
Proceeds from private placement common stock share issuance	295,000	(8,750)
Net cash provided by financing activities	900,314	546,910

NET CHANGE IN CASH	(3,796)	26,927
CASH, beginning of period	27,157	230
CASH, end of period	$23,361	$27,157

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid:
Interest	$-	$4,151
Income taxes	$-	$-

NON-CASH FINANCING ACTIVITIES:
4,180,000 shares of common stock issued with convertible notes	$1,305	$66,297
300,000 shares of common stock issued in exchange for legal services	$-	$30
550,000 shares of common stock issued in exchange for legal services	$8,745	$-
360,000 shares of common stock issued in exchange for advisory services	$5,724	$-
125,000 shares of common stock issued for services	$1,576
Capital leases for acquisition of property and equipment	$(0)	$61,138

The accompanying notes are an integral part of these financial statements.

THE3RDBEVCO INC.

Notes to Financial Statements

(Expressed in U.S. Dollars)

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

The3rdBevCo, Inc. (referred as the “Company”) was incorporated in the State of New York and established on October 2, 2019 (“Inception” or “2019”) under the name LAID Beverages Inc. On January 24, 2020, the Company officially changed its name from LAID Beverages Inc. to The3rdBevCo Inc. as part of its multi-product brand strategy which includes the development of three differentiated brand offerings under the brand names Bougie™, LAID™, CHILL’D™ and ProsecGO™. The Company is a development-stage Company formed to commence operations related to development, distribution, sales, and marketing of beverages. The Company’s principal headquarters is located at 2805 Veterans Highway, Suite 15, Ronkonkoma, NY 11779.

The ongoing COVID-19 global and national health emergency has caused significant disruption in the international and United States economies and financial markets. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The spread of COVID-19 has caused illness, quarantines, cancellation of events and travel, business and school shutdowns, reduction in business activity and financial transactions, labor shortages, supply chain interruptions and overall economic and financial market instability. The COVID-19 pandemic has the potential to significantly impact the Company’s planned start-up activities and capital raise. Additionally, the Company’s service providers and their operations may be disrupted, which could result in additional disruptions or delays in development of the Company’s brands and promotional products.

The Company is not able to estimate the duration of the pandemic and potential impact on the business if disruptions occur. To date, the Company is not aware of any such disruptions. In addition, a severe prolonged economic downturn could result in a variety of risks to the business, including weakened demand for product and a decreased ability to raise additional capital when needed on acceptable terms, if at all. As the situation continues to evolve, the Company will continue to closely monitor market conditions and respond accordingly.

NOTE 2 – GOING CONCERN

The Company’s financial statements have been prepared assuming that it will continue as a going concern, which contemplates continuity of operations and liquidation of liabilities in the normal course of business. As reflected in the financial statements, the Company has no significant assets and an accumulated deficit and working capital deficit of $2,904,723 and $1,512,726, respectively, as of December 31, 2022, and incurred a net loss and cash used in operations of $1,397,912 and $904,110, respectively, for the year ended December 31, 2022. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern for a period of 12 months from the date of this report. The ability of the Company to continue as a going concern is dependent on the Company’s ability to implement its business plan, raise capital, and generate sufficient revenues. There is no guarantee that the Company will be able to raise sufficient capital or generate a level of revenues to sustain its operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company is a development stage corporation with limited operations and no revenues from business operations. The Company has performed an annual assessment of its ability to continue as a going concern as required under ASU No. 2014-15, Presentation of Financial Statements – Going Concern (“ASU No. 2014-15”) and concluded that the ability of the Company to continue as a going concern is dependent upon the Company’s ability to raise additional funds by way of a Regulation A, Tier 2 security offering of up to $50 million in proceeds which will be used to implement its full business plan. The Company has submitted for an extension of its Regulation A offering through 2023.

THE3RDBEVCO INC.

Notes to Financial Statements

(Expressed in U.S. Dollars)

The Company’s business plan includes an anticipated cash burn of $26.8 million (excluding legal and offering costs) over the next 12-18 months to acquire a storage and distribution warehouse, staff to support sales and operational efforts, marketing and promotion advertisements through recognized social media networks and other marketing channels, product promotion samples, administrative support costs, and other administrative support costs. The Company’s business plan assumes a successful Regulation A, Tier 2 security offering of $50 million. While the Company believes in the viability of its strategy to raise the required capital and to commence operations with sufficient revenue to generate a profit, there can be no assurances to that effect.

NOTE 3 – SUMMARY OF SIGNIFCANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. The Company’s fiscal year end is December 31st.

Development Stage Company

The Company is a development stage company as defined in Accounting Standards Codification (“ASC”) 915 “Development Stage Entities.” The Company is devoting substantially all of its efforts on establishing the business and its planned principal operations have not commenced. All losses accumulated since inception have been considered as part of the Company’s development stage activities. The Company has elected to adopt application of Accounting Standards Update (“ASU”) No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements. Upon adoption, the Company no longer presents or discloses inception-to-date information and other remaining disclosure requirements of Topic 915.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company’s significant estimates include the valuation allowance against deferred tax assets and fair value of share-based compensation.

Reclassification of Prior Year Presentation

Certain prior year amounts in the statement of operations have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

THE3RDBEVCO INC.

Notes to Financial Statements

(Expressed in U.S. Dollars)

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents for purposes of these financial statements. The Company had no cash equivalents as of December 31, 2022 and 2021. Interest-bearing cash deposits maintained by financial institutions in the United States of America are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to a maximum of $250,000. Interest bearing deposits in excess of FDIC insured limits are uninsured and unrecoverable in the event a financial institution the Company has a deposit relationship with becomes insolvent. The Company manages uninsured deposit risk by 1) investing in government backed securities and holding such investments to maturity and 2) investing in a series of certificates of deposit at amounts below the FDIC limit at other financial institutions. The Company had no cash balances in excess of FDIC limits as of December 31, 2022 or 2021.

Convertible Debt

The Company has raised short-term capital with convertible promissory notes. The Company evaluates the terms of convertible debt issues to determine whether there are embedded derivative instruments, including embedded conversion options, which are required to be bifurcated and accounted for separately as derivative financial instruments. In circumstances where the host instrument contains more than one embedded derivative instrument, including the conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. If a security or instrument becomes convertible only upon the occurrence of a future event outside the control of the Company, or, is convertible from inception, but contains conversion terms that change upon the occurrence of a future event, then any contingent beneficial conversion feature is measured and recognized when the triggering event occurs, and contingency has been resolved. Conversion features are accounted for as set forth below:

●	Embedded Derivatives. If the conversion feature within convertible debt meets the requirements to be treated as a derivative, we estimate the fair value of the convertible debt derivative using the Black Scholes method upon the date of issuance. If the fair value of the convertible debt derivative is higher than the face value of the convertible debt, the excess is immediately recognized as interest expense. Otherwise, the fair value of the convertible debt derivative is recorded as a liability with an offsetting amount recorded as a debt discount, which offsets the carrying amount of the debt. The convertible debt derivative is revalued at the end of each reporting period and any change in fair value is recorded as a gain or loss in the statement of operations. The debt discount is amortized through interest expense over the life of the debt.

●	Beneficial Conversion Feature. If the conversion feature is not treated as a derivative, the Company assesses whether it is a beneficial conversion feature (“BCF”). A BCF exists if the conversion price of the convertible debt instrument is less than the stock price on the commitment date. This typically occurs when the conversion price is less than the fair value of the stock on the date the instrument was issued. The value of a BCF is equal to the intrinsic value of the feature, the difference between the conversion price and the common stock into which it is convertible and is recorded as additional paid in capital and as a debt discount in the consolidated balance sheets. The Company amortizes the balance over the life of the underlying debt as amortization of debt discount expense in the statements of operations. If the debt is retired early, the associated debt discount is then recognized immediately as amortization of debt discount expense in the statements of operations.

THE3RDBEVCO INC.

Notes to Financial Statements

(Expressed in U.S. Dollars)

●	Stock issued as consideration with Convertible Debt. The Company treats the issuance of shares of common stock in connection with the issuance of convertible debt as a debt discount, which is recorded as a contra-liability against the debt and amortizes the balance over the life of the underlying debt as amortization of debt discount expense in the statement of operations. The offset to contra-liability is recorded as additional paid in capital if the stock consideration is not treated as a derivative. The Company determines the value of stock issued in connection with convertible debt based on the most recent Section 409A valuation.

If the conversion feature does not qualify for either the derivative treatment or as a BCF, the convertible debt is treated as traditional debt.

Fair Value of Financial Instruments

The Company accounts for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of our fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

▪	Level 1 – inputs are based upon unadjusted quoted prices for identical instruments in active markets. Level 1 investments include U.S. government securities, common and preferred stock, and mutual funds. Level 1 derivative assets and liabilities include those actively traded on exchanges. There are no assets or liabilities for which level 1 inputs are applied.

▪	Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit spreads, foreign exchange rates, and forward and spot prices for currencies. Level 2 inputs are used to determine the fair value of stock option grants.

▪	Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models. There are no assets or liabilities for which level 3 inputs are applied.

The estimated fair value of certain financial instruments, including accounts payable and accrued expenses are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

THE3RDBEVCO INC.

Notes to Financial Statements

(Expressed in U.S. Dollars)

Income Taxes

The Company accounts for income taxes pursuant to the provision of ASC 740-10, “Accounting for Income Taxes” (“ASC 740-10”), which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company follows the provision of ASC 740-10 related to Accounting for Uncertain Income Tax Positions. When tax returns are filed, there may be uncertainty about the merits of positions taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions.

Tax positions that meet the more likely than not recognition threshold are measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefit associated with tax positions taken that exceed the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all more likely than not to be upheld upon examination. As such, the Company has not recorded a liability for uncertain tax benefits. The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

The Company had not previously filed its corporate tax returns since inception and accordingly accrued related late filing penalties of $435 per unfiled return. The Company filed all past due returns in 2021.

Revenue from Contracts with Customers

The Company adopted ASC 606, Revenue from Contracts with Customers, upon its inception on October 2, 2019. Revenue is recognized when performance obligations under the terms of the contracts with customers are satisfied. The Company’s performance obligation will generally consist of the promise to sell concentrates or finished products to bottling partners, wholesalers, distributors, or retailers. Control of the concentrates or finished products will be transferred upon shipment to, or receipt at, the customers’ locations, as determined by the specific terms of the contract. Once control is transferred to the customer, the Company has completed its performance obligation, and revenue will be recognized. The Company’s standard sales terms generally do not allow for a right of return except for matters related to any manufacturing defects caused by the Company. After completion of the Company’s performance obligation, there is an unconditional right to consideration as outlined in the contract. There were no contracts with customers entered into during the year ended December 31, 2022 or 2021. The Company has not recognized any revenues since its inception.

THE3RDBEVCO INC.

Notes to Financial Statements

(Expressed in U.S. Dollars)

Advertising, Marketing and Promotion Costs

The Company expenses advertising, marketing and promotion costs related to its beverage products in the period in which the expenditure is incurred. Beverage products will be promoted through recognized social media networks and other marketing channels, and through product promotion samples at targeted events. During the years ended December 31, 2022 and 2021, the Company incurred website, general marketing, branding and promotion costs of $80,783 and $24,265, respectively. There were no advertising, marketing and promotion costs incurred during the year ended December 31, 2021.

Capital Raise Promotion Costs

The Company expenses capital raise costs in the period in which the expenditure is incurred. Promotion expenses include digital investor website and processing platform fees, investor relations and related advisory fees, marketing and promotion campaigns to promote the Company’s Reg A Tier 2 equity raise. During the years ended December 31, 2022 and 2021, the Company incurred capital raise promotion costs of $292,416 and $60,939, respectively. During the years ended December 31, 2022, the Company successfully raised net proceeds of $1,050,152 in connection with the sale of equity under the Company’s Reg A Tier 2 offering. During the year ended December 31, 2021, the Company did not raise any capital through its Reg A Tier 2 offering.

Shipping and Handling Costs

Shipping and handling costs related to the movement of goods from manufacturing locations to sales distribution centers or from manufacturing locations or sales distribution centers to end customers will be included in cost of goods sold in the statement of operations. The Company’s customers will generally not pay separately for shipping and handling costs. Upon adoption of ASC 606, the Company made a policy election to recognize the cost of shipping and handling activities that are performed after a customer obtains control of the goods as costs to fulfill the promise to provide goods to the customer. As a result of this election, the Company does not evaluate whether shipping and handling activities are services promised to customers. If revenue is recognized for the related goods before the shipping and handling activities occur, the related costs of those shipping and handling activities are accrued. There were no shipping and handling costs incurred during the year ended December 31, 2022 or 2021.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, and operating lease liabilities in the balance sheets. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Lease agreements do not typically provide an implicit rate, as such the Company uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. For lease agreements with lease and non-lease components are generally accounted for separately.

THE3RDBEVCO INC.

Notes to Financial Statements

(Expressed in U.S. Dollars)

Share-Based Compensation

Share-based compensation is accounted for based on the requirements of ASC 718 – “Compensation–Stock Compensation”, which requires recognition in the financial statements of the cost of employee, non-employee and director services received in exchange for an award of equity instruments over the period the employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). The ASC also requires measurement of the cost of employee and director services received in exchange for an award based on the grant-date fair value of the award. Share-based compensation is recorded within general and administrative expense in the statement of operations.

Basic Net Loss Per Share

The Company computes net loss per share in accordance with FASB ASC 260 “Earnings per Share”. Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of outstanding common shares during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive loss per share excludes all potential common shares if their effect is anti-dilutive. As of December 31, 2022 and 2021, there were convertible debt instruments (see Note 5) that could be converted at a price of $1.00 per share into 563,200 shares of common stock; however, inclusion would be anti-dilutive.

Recent Accounting Pronouncements

In November 2021, the FASB issued ASU 2021-10, “Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance.” This ASU requires disclosures for material government assistance transactions during annual reporting periods. The disclosures include information about the nature of the transaction, the related accounting policies used to account for the government assistance, the effect of government assistance on the entity’s financial statements, and any significant terms and conditions. The ASU is effective for the Company as of January 1, 2022. The Company accepted government accepted related to COVID-19 assistance through an Economic Injury Disaster Loan (“EIDL”) and adopted this new disclosure requirement within Note 5 to the financial statements. There was no material effect on the Company’s financial position, results of operations or cash flows upon adoption of this disclosure requirement.

Management does not believe that any recently issued, but not yet effective accounting pronouncements, when adopted, will have a material effect on the accompanying financial statements.

NOTE 4 – RELATED PARTY TRANSACTIONS

Accrued Officer Compensation

On October 8, 2019, the Company entered into a five-year employment agreement (“Agreement”) with Mr. Peter Scalise, III, the Company’s President and Chairman of the Board. The Agreement is noncancelable in the first year unless death or disability occurs. On January 1, 2022, the board of directors approved an increase in gross base annual salary from $265,000 to $365,000 with no additional changes in the terms and conditions of the Agreement. Unpaid or salary deferrals shall bear interest of 15% simple interest which is included in accrued salary payable. Additionally, Mr. Scalise is entitled to fixed monthly expense allowances of $1,700. The Company has not been able to timely repay past due and current salary commitments required under the Agreement as they become due. Accrued officer compensation consisted of the following:

	DECEMBER 31,
	2022	2021

Accrued salary payable	$356,143	$246,699
Accrued payroll tax	42,643	27,617
Accrued monthly allowances	7,672	16,463

Total accrued expenses	$406,458	$290,779

THE3RDBEVCO INC.

Notes to Financial Statements

(Expressed in U.S. Dollars)

Under the Agreement, Mr. Scalise is eligible to earn a bonus equal to 3% of the Company’s adjusted gross income (defined as gross revenues less cost of revenues and related operating expenses) and 3% of the Company’s pretax profit from operations. All earned incentive bonuses shall be payable 50% in cash and 50% in equity within 30 days after issuance of the annual audited financial statements. No bonus was earned or accrued as of December 31, 2022 or 2020, as the Company remains a development stage company with no revenues or net profit.

CEO Line Advance

On January 1, 2022, the Company and Mr. Scalise entered into a 12-month promissory note agreement (“CEO Loan”) under which the Company would provide a loan facility of up to $2 million. This CEO Loan agreement is permitted pursuant to the corporate bylaws. The initial term of this CEO Loan is 12-months with three additional 1-year extensions. The CEO Loan bears simple interest at 5 percent per annum for the initial term. Thereafter, interest increases by 1 percent per annum for each optional extension period exercised. All principal and interest are due and payable at final maturity. There is no prepayment penalty associated with the CEO Loan. During the year ended December 31, 2022, advances against the CEO Loan were $367,503 and there were no principal repayments on the CEO Loan. As of December 31, 2022, unpaid principal and accrued interest due was $385,878. The CEO Loan is short term in nature and reported as a current asset on the balance sheet.

Accrued Brand Development Fee, Related Party

Further, per the Agreement Mr. Scalise is entitled to a brand development fee of $500,000 payable within 30 days of written request. The brand development fee is to be paid out of Company funds derived from proceeds in connection with a capital raise or line of credit. The Company accrued the full amount of his brand development fee upon execution of the Agreement which is presented on the accompanying balance sheet. As of the date of these financial statements, Mr. Scalise did not issue a demand for payment of the brand development fee. Accrued brand development fee consisted of the following:

	DECEMBER 31,
	2022	2021

Accrued brand development fee, related party	$500,000	$500,000

Total	$500,000	$500,000

Stockholder Advance

There were no additional stockholder advances or repayments against prior year advances during the year ended December 31, 2022. As of December 31, 2022 and 2021, unpaid Stockholder loan advances were $22,225, respectively. These Stockholder loan advances are due on demand and are reported as current liabilities on the balance sheet.

Sublease Agreement

In June 2020, the Company executed a twelve-month sublease agreement with a related entity majority owned by the Company’s Chief Executive Officer, founder and majority stockholder. During the year ended December 31, 2021, the Company incurred rent expense with this related party under the sublease agreement totaling $11,659 which is included in general and administrative expenses on the statement of operations. As of December 31, 2022, the Company owed the related entity $5,175 for unpaid rent which has been included in accounts payable and accrued expenses on the accompanying balance sheet.

THE3RDBEVCO INC.

Notes to Financial Statements

(Expressed in U.S. Dollars)

NOTE 5 – CONVERTIBLE DEBT AND OTHER DEBT

The Company has convertible promissory notes payable (“Convertible Notes”) and an Economic Injury Disaster Loan payable.

Convertible Notes. Convertible Notes were issued to enable the Company to cover accrued salaries and to a lesser extent administrative start-up related costs. There were no beneficial conversion features recognized in connection with these Convertible Notes. Convertible promissory notes issued bear interest ranging from 11% to 14%, original issuance discounts of 10%, where applicable, and with maturities ranging from 3 months to 12 months. During the years ended December, 31, 2022 and 2021, the Company issued Convertible Notes with a combined face value of $45,000 and $620,000, respectively. During the years ended December, 31, 2022 and 2021, the Company received net proceeds (after original issue discounts) of $45,000 and $575,000, respectively. These convertible debt instruments may also include additional consideration in the form of shares of common stock and success fee incentives. The Company’s convertible promissory notes payable (“Convertible Notes”) consisted of the following:

	DECEMBER 31,
	2022	2021

Convertible Promissory Note, dated December 17, 2020, bearing interest at 11% per annum payable upon maturity on May 16, 2022. (6)	$8,200	$8,200
Convertible Promissory Note, dated February 16, 2021, bearing interest at 12.5% per annum payable upon maturity on August 17, 2022. (1)(2)(3)(6)	25,000	100,000
Convertible Promissory Note, dated June 16, 2021, bearing interest at 12.5% per annum payable upon maturity on December 15, 2022. (4)(6)	110,000	110,000
Convertible Promissory Note, dated September 17, 2021, bearing interest at 12.5% per annum payable upon maturity on March 16, 2022. (5)(6)	275,000	275,000
Convertible Promissory Note, dated December 3, 2021, bearing interest at 12.5% per annum payable upon maturity on December 3, 2022. (6)	25,000	25,000
Convertible Promissory Note, dated December 9, 2021, bearing interest at 12.5% per annum payable upon maturity on December 8, 2022. (6)	75,000	75,000
60-Day Convertible Promissory Note, dated December 5, 2022, bearing interest at 10% per annum payable upon maturity on February 3, 2023. (6)	25,000	-
60-Day Convertible Promissory Note, dated December 13, 2022, bearing interest at 10% per annum payable upon maturity on February 11, 2023. (6)	10,000	-
60-Day Convertible Promissory Note, dated December 12, 2022, bearing interest at 10% per annum payable upon maturity on February 10, 2023. (6)	10,000	-

Total Convertible Promissory Notes Payable	$563,200	$593,200
Less: Unamortized Original Issue Discount	-	(34,550)
Net Convertible Promissory Notes Payable	$563,200	$558,650

(1)	This convertible promissory note also include default cure provision that require the issuance of an additional 25% (or 1,025,000 shares of the Company’s common stock) of prior shares issued in connection with such note for no additional consideration.
(2)	This convertible promissory note included the issuance of 500,000 shares of common stock and recorded an original issue discount of $7,350, which was fully amortized as of December 31, 2022.
(3)	This convertible promissory note includes a future obligation to pay in cash up to $100,000 in success-based additional consideration if the Company was successful in raising a minimum of $500,000 in capital. This additional consideration is treated as additional interest expense associated with the convertible promissory note as it was an interest rate reduction inducement negotiated by the issuer. The fair value of this additional interest obligation as of December 31, 2022 was $100,000 as the Company had successfully raised more than $500,000 in capital through its Tier 2 Regulation A offering.
(4)	This convertible promissory note included the issuance of 600,000 shares of common stock and recorded an original issue discount of $8,820, which was fully amortized as of December 31, 2022.
(5)	This convertible promissory note included the issuance of 3,000,000 shares of common stock and recorded an original issue discount of $44,100, which was fully amortized as of December 31, 2022.
(6)	These convertible promissory notes all have an extended maturity date of March 31, 2024.

THE3RDBEVCO INC.

Notes to Financial Statements

(Expressed in U.S. Dollars)

Economic Injury Disaster Loan. On January 29, 2021, the Company executed the standard loan documents required for securing a loan (the “EIDL Loan”) from the SBA under its Economic Injury Disaster Loan (“EIDL”) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business. Pursuant to that certain Loan Authorization and Agreement (the “SBA Loan Agreement”), the principal amount of the EIDL Loan is up to $19,500, with proceeds to be used for working capital purposes. Interest accrues at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date of each advance. Installment payments, including principal and interest, are due monthly beginning eighteen (18) months from the date of the SBA Note in the amount of $96.00. The balance of principal and interest is payable thirty years from the date of the SBA Note. In connection therewith, the Company received a $19,500 advance and classified this loan as long term.

NOTE 6 – LEASES

On September 29, 2021, the Company entered into a two (2) year office non-cancellable lease agreement commencing on November 1, 2021, which requires monthly lease payments of $2,800 plus a portion of operating expenses. This lease required an upfront security deposit of $5,600. The lease requires a total of $67,800 in rent payments of the life of the lease. This lease contains one 2-year extension with a rent adjustment equal to the greater of the change in the consumer price index or 4%.

The components of lease expense were as follows:

	YEARS ENDED
	DECEMBER 31,
	2022	2021

Operating lease cost:
Amortization of right of use assets	$35,664	$5,095
Interest on operating lease liability	4,741	535

Total operating lease costs	$40,405	$5,630

Supplemental cash flow information related to leases was as follows:

	YEARS ENDED
	DECEMBER 31,
	2022	2021

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$30,850	$5,065

Right of use assets obtained in exchange for lease obligations:
Operating leases	$61,138	$61,138

Supplemental balance sheet information related to leases was as follows:

	DECEMBER 31,	DECEMBER 31,
	2022	2021

Operating Lease Liability	$27,114	$56,073
Less: Current portion	(27,114)	(28,959)

Right of use asset, net	$-	$27,114

Weighted average remaining lease term (in years):
Operating lease	0.8	1.8

Weighted average discount rate:
Operating lease	11.0%	11.0%

THE3RDBEVCO INC.

Notes to Financial Statements

(Expressed in U.S. Dollars)

Future maturities of operating lease liabilities:

Year Ending December 31, 2023	$28,500
Less: imputed interest	(1,386)

Total	$27,114

NOTE 7 – INCOME TAXES

Income tax provision was as follows for the periods presented below:

YEARS ENDED
DECEMBER 31,
	2022	2021

Current provision:
Federal	$-	$-
State	-	-
Total Income tax provision	$-	$-

Deferred provision
Federal	$-	$-
State	-	-
Total	$-	$-

The reconciliation of income tax provision (benefit) effective rates, which differs from the federal and state statutory was as follows for the periods presented below:

	DECEMBER 31,
	2022	2021

Tax at U.S. federal statutory rate	21.00%	21.00%
Change in valuation allowance	-21.00%	-21.00%
	0.00%	0.00%

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets consisted of the following:

	DECEMBER 31,
	2022	2021

Deferred tax assets:
Accrued brand development fee, related party	$130,675	$130,675
Accrued officer compensation	101,717	45,990
Share-based compensation	4,366	192
Net operating loss carryforward	519,887	214,445
Total deferred tax assets	$756,645	$391,302
Less: valuation allowance	(756,645)	(391,302)
Total deferred tax assets, net	$-	$-

	DECEMBER 31,
	2022	2021

Beginning balance	$(391,302)	$(235,681)
Increase	(365,343)	(155,621)
Ending balance	$(756,645)	$(391,302)

THE3RDBEVCO INC.

Notes to Financial Statements

(Expressed in U.S. Dollars)

The Company’s deferred tax assets predominantly consist of temporary differences arising from accrued brand development fees and accrued officer compensation. In assessing the ability to realize the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. A significant piece of objective negative evidence considered in management’s evaluation of the realizability of its deferred tax assets was the limited financial history and forecasted losses during the first full year of operations of the Company. On the basis of this evaluation, management recorded a valuation allowance against all deferred tax assets as the ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the period in which these temporary differences become deductible.

The Company files U.S. federal income tax returns with the Internal Revenue Service (“IRS”) as well as income tax returns in the State of New York. The Company filed its past due returns for tax years 2019 and 2021 during the year ended December 31, 2022 and set aside minimum late filing penalties totaling $870 related to prior past due returns. The Company may be subject to examination by the IRS and the State of New York for tax years 2019 and forward. As of December 31, 2022, the Company is currently not under examination by the IRS or the State of New York. The Company did not have any unrecognized tax benefits at either December 31, 2022 or 2021. In the future, any interest and penalties related to uncertain tax positions will be recognized in income tax expense.

NOTE 8 – CAPITAL STRUCTURE

Common Stock

As of December 31, 2022, the Company had 50 million authorized shares of common stock with a par value of $0.0001. During the year ended December 31, 2022, the Company issued 3,370,217 shares of common stock as described below.

●	On January 25, 2022, the Company issued 910,000 shares of common stock as compensation for legal, tax and accounting services rendered in lieu of cash. The fair value of common stock issued was $14,469, based on the current Section 409A valuation of $0.0159 per common share, which is used for financial reporting.

●	Between March 1st and December 1st of 2022, the Company issued a total of 1,074,815 shares of common stock at $1.00 per share in connection with its Reg A Tier 2 equity raise. The Company issued 30,652 additional bonus shares to all stockholders that purchased common stock during promotional periods during its Reg A Tier 2 equity raise. Each share of common stock sold included warrant rights equal to 1/8 of 1 share of common stock. In total the Company issued 134,352 warrants in connection with its Reg A Tier 2 equity raise.

●	On October 19, 2022, the Company issued 125,000 shares of common stock as part of a compensation package for the Company’s former Chief Marketing Officer.

●	On December 15, 2022, the Company issued 2,250 shares of common stock in connection with a convertible promissory note issuance.

●	During the year ended December 31, 2022, the Company issued a total of 1,227,500 shares of common stock at $0.40 to $0.50 per share in connection with a private placement with accredited investors as summarized below:

o	On August 30, 2022, the Company issued 187,500 shares of common stock in a private placement transaction at $0.40 per share.

o	On November 1, 2022, the Company issued 1,000,000 shares of common stock in a private placement transaction at $0.50 per share.

o	On December 13, 2022, the Company issued 20,000 shares of common stock in a private placement transaction at $0.50 per share.

o	On December 15, 2022, the Company issued 20,000 shares of common stock in a private placement transaction at $0.50 per share.

THE3RDBEVCO INC.

Notes to Financial Statements

(Expressed in U.S. Dollars)

Preferred Stock

As of December 31, 2022, there was one authorized share of Series B preferred share with a par value of $0.0001. The Company issued the single share of Series B preferred on June 18, 2020 to Peter Scalise III, President and Chairman of the Board. The preferred share has no voting rights, preferences or other terms or conditions as such share issuance has no designation. The preferred share was issued at stated par value of $0.0001 per share; and there were no proceeds received in exchange for the preferred share issued.

NOTE 9 – STOCK OPTION AND AWARD PROGRAMS

The Company grants long-term equity awards under its share-based compensation plans to certain employees, officers, directors, consultants, agents, advisors and independent contractors. Under the 2020 3rdBevCo, Inc. Incentive Plan (the “Plan”) approved by the Company’s board of directors and shareholders, the Company is authorized to issue up to 2 million shares of the Company’s common stock for grants of stock options, performance share units, restricted stock, restricted stock units and other specified award types, including cash awards with performance-based vesting criteria. These awards may be in the form of stock options, restricted stock units or awards, or other similar awards.

Stock option awards are generally granted with an exercise price equal to the fair value of the Company’s stock based on the current Section 409A valuation nearest to the date of grant. The fair value of each stock option award is estimated using a Black-Scholes Model and the Waterfall analysis and is expensed on a straight-line basis over the vesting period. Stock options generally vest on the third anniversary of the grant date and have a maximum contractual term of 10 years from the date of grant. The fair value of each option is estimated stock based on the current Section 409A valuation nearest to the date of grant.

During the year ended December 31, 2021, the Company awarded 500,000 in non-qualified stock options under the Plan to the Company’s former Chief Marketing Officer. On October 19, 2022, the Company terminated its Chief Marketing Officer. The Company issued 125,000 shares as part of a transition benefit and the remaining shares were forfeited. All prior share-based compensation expense was adjusted during the year ended December 31, 2022. There were no outstanding or unvested stock options as of December 31, 2022.

A summary of non-qualified stock option activity as of December 31, 2022, and corresponding changes during the year, are as follows:

	Shares	Weighted-Average Exercise Price

Outstanding as of December 31, 2021	500,000	$0.0147
Granted	-
Exercised/vested	(125,000)	$0.0147
Forfeited	(375,000)	$0.0147
Expired	-
Outstanding as of December 31, 2022	-	$-

Options vested and expected to vest as of December 31, 2022	-	$-

Options exercisable as of December 31, 2022	-	$-

As of December 31, 2022, there was no unrecognized compensation cost related to unvested options,

THE3RDBEVCO INC.

Notes to Financial Statements

(Expressed in U.S. Dollars)

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Terminated Capital Raise Advisory Service Agreements

ABN Strategies Corp Consultant Agreement. On November 4, 2021, the Company entered into a monthly consulting agreement with ABN Strategies, LLC, a limited liability company, to assist the Company with web development, digital marketing and data analytics services in connection with its Regulation A Tier 2 offering. The Company paid a $20,000 initial retainer upon signing the agreement and recorded as digital marketing services within the caption marketing and promotion expense on the statement of operations. Under the terms of the Agreement, the Company is obligated to pay $10,000 thereafter for each additional month of service. Additionally, this Agreement may be terminated by either party at any time for any reasons with notice. This agreement was terminated without penalty on April 26, 2022.

Cecil Robles Consultant Agreement. On November 22, 2021, the Company entered into 1-year consulting agreement that may be terminated by either party with 30 days prior written notice. Under the terms of the consulting agreement, the consultant will provide the Company with planning, development and execution of its business plan. Consultant will receive a variable monthly stipend which will start at $5,000 per month, then raise to $10,000 per monthly when the Company reaches at least $4 million in capital funding, then increase by $5,000 per month (up to a maximum monthly stipend of $85,000 per month) for each additional $3 million in capital funding. This monthly stipend shall end upon the Company’s completion of its Regulation A Tier 2 offering. The consultant is entitled to additional compensation in the form of a special retention bonus of up to 1.25% of gross capital raised up to a maximum of $625,000. The consultant was granted a 2-year non-qualified stock option award to purchase up to 500,000 shares of the Company’s common stock at an exercise price equal to the fair market value of the Company’s common stock on the date of grant. This stock option award vests at a rate of 25% over a four-year period. This agreement was terminated on October 19, 2022.

Investor Relations Calling Desk Agreement. On December 9, 2021, the Company entered into a six-month service agreement with Public Yield Capital, Inc., a Canadian corporation, to provide outbound calling desk services to engage with shareholders and prospective investors. The Company paid a $5,000 initial retainer upon signing the agreement. Under the terms of agreement, the Company is required to pay thereafter monthly service fees of $10,000 per month for five months and then a final payment of $15,000 in the last month. This agreement requires a minimum term of three months. This agreement was terminated without penalty on June 8, 2022.

Current Capital Raise Advisory Service Agreements

William Cavalier, Esq. On April 20, 2020, the Company entered into a consulting agreement (the “Agreement”) with William Cavalier, Esq. (“Consultant”) for the provision of professional consulting services. Under the terms of the Agreement, Mr. Cavalier is entitled a monthly retainer of $2,500, direct equity grant of 2% (or 400,000 shares) of the Company’s outstanding common stock (see Note 7). Mr. Cavalier’s Agreement includes a future direct equity grant of 1% of the Company’s outstanding common stock 1-year after the date of the Agreement (see Note 8). Additionally, the agreement stipulates that the monthly retainer shall increase to $10,000 when the Company’s Regulation A+ registration is approved by the US Securities and Exchange Commission and upon receipt of investment capital of $1 million, which occurred during the year ended December 31, 2022. This increase in fees is to compensate for the complexity associated with a public filer.

Millenia, LLC Consultant Agreement. The Company entered into a marketing and consulting services agreement on November 8th, 2022, with Millenia, LLC. The Agreement is for one year and shall automatically renew for successive one-year periods thereafter unless notice of termination is received 30-days prior to the current term. Under the terms of the Agreement, Millenia will act as a marketing consultant on behalf of the Company and promote the Company’s business plan to accredited investors. Millenia’s duties include preparation of investor roadshow decks, identification of prospective qualified and accredited investors and other duties necessary to ensure prospective investors meet all required qualifications. Millenia is entitled to receive success fees of 5% of the gross proceeds received from a debt or equity financing that is a direct result of Millenia’s marketing and promotion efforts. Additionally, Millenia is entitled to 6% in cashless warrants based on gross proceeds received in an equity raise. The Company is obligated to pay a success fee for a period of 2 years after the termination of this agreement in the event the Company raises any debt or equity capital because of Millenia’s investor marketing and promotion activities. The Company paid a $1,000 non-refundable engagement fee upon signing this consultant agreement. During the year ended December 31, 2022, Millenia had not earned any marketing and consulting fees based on their efforts.

THE3RDBEVCO INC.

Notes to Financial Statements

(Expressed in U.S. Dollars)

Other Agreements

Letter of Intent to Acquire Belight Ice Cream Brand. On February 23, 2021, the Company entered into a non-binding letter of intent to acquire the Belight Ice Cream brand from Profit4Life Corporation, a related party under common ownership by the Company’s Chief Executive Officer and Michael Kelly, a current stockholder of the Company. Assets include all proprietary formulations of all ice cream flavor. The purchase price is $850,000 payable in cash at a future closing which has not yet been determined. The Company intends to fund the purchase with funds raised in connection with its Regulation A Tier 2 offering.

Alliance Agreement. On October 26, 2021, the Company entered into a two (2) year alliance agreement with Eli Ventures, a Delaware corporation, with the goal of developing a line of branded non-alcoholic, functional mushroom infused drinks. There was no separate legal entity created as a result of this alliance agreement. Under this alliance agreement, the Company is responsible for directing the financial and operation execution of this arrangement; however, both parties equally share in management, product profits and losses associated with the branded products developed under this agreement and other related costs. The Company has determined on a preliminary basis that this alliance may constitute a variable interest entity that may require consolidation. No significant financial or operational activities have occurred yet. This agreement was terminated without penalty on April 26, 2022.

NOTE 11 – SUBSEQUENT EVENTS

In accordance with ASC 855-10 the Company has analyzed its operations subsequent to the year ended December 31, 2022, to the date these financial statements were issued, and determined that the following was a material subsequent event to disclose in these financial statements.

▪	On January 12, 2023, the Company entered into a new agreement with Dalmore Group, LLC. The Agreement is for one year and shall automatically renew for successive one-year periods thereafter unless notice of termination is received 60-days prior to the current term. Under the terms of the Agreement, Dalmore will provide Regulation A promotion offering services including review of investor information, compliance checks, accredited investor due diligence, review subscription agreements and coordinated with other third parties assisting with this offering. Dalmore is entitled to compensation equal to 100 basis points on the aggregate amount raised in connection with the Company’s Regulation A offering.

▪	On January 26, 2023, 3507 Boudinot Ave Trust converted both the principal and accrued interest on the convertible promissory note dated 12/9/21 with a face amount of $25,000 into 57,084 shares of the Company’s common stock.

▪	On January 26, 2023, Jeffrey L. Browne converted both the principal and accrued interest on the convertible promissory note dated 12/3/21 with a face amount of $75,000 into 171,511 shares of the Company’s common stock.

▪	On March 1, 2023, the Company entered into a formal agreement with William Hayde whereby Mr. Hayde shall provide advisory services related to the company’s IPO filings, as well as to make introductions to high-profile beverage and consumer packaged goods executives with the goal of expanding the company’s expert Board of Advisors.

▪	On March 10, 2023, the Company entered into a formal agreement with Thomas Cardella whereby Mr. Cardella will serve as an advisor to the Company.

▪	On March 22, 2023, the Company entered into a formal agreement with Mr. Hal Kravitz whereby Mr. Kravitz will provide advisory services related to developing a set of long and short-term goals with a special focus on enhancing shareholder value.

▪	On March 28, 2023, the Company paid in full both the principal and accrued interest amount on Mr. Tom Cox’s Note Payable dated 12/17/20 with a face amount of $8,200 for a total of $10,525.84.

▪	On April 4, 2023, the Company entered into an agreement with Flowspace, Inc. whereby Flowspace, Inc. will be responsible for filling the Company’s direct-to-consumer orders for its non-alcoholic products.

Item 8. Exhibits

Exhibit No.	Description
2.1	Certificate of Incorporation of LAID Beverages Inc. dated October 2, 2019 (incorporated by reference to Exhibit 2.1 to the Company’s Form 1-A filed and effective on December 29, 2020)
2.2	Bylaws of LAID Beverages Inc. dated October 2, 2019 (incorporated by reference to Exhibit 2.2 to the Company’s Form 1-A filed and effective on December 29, 2020)
10.1	11% Convertible Promissory Note Agreement, dated January 23, 2021, by and between Robert Marston, an individual and The3rdBevco, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Form 1-SA filed on February 14, 2022)
10.2	12.5% Convertible Promissory Note Agreement, dated February 16, 2021, by and between Equity Markets Adv LLC, a limited liability company and The3rdBevco, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Form 1-SA filed on February 14, 2022)
10.3	First Amendment to 11% Convertible Promissory Note Agreement, dated May 15, 2021, by and between Thomas Cox, an individual and The3rdBevco, Inc. to extend the maturity date of the original 11% Convertible Promissory Note dated December 17, 2020 (incorporated by reference to Exhibit 10.3 to the Company’s Form 1-SA filed on February 14, 2022)
10.4	14% Convertible Promissory Note Agreement, dated May 20, 2021, by and between ETI Capital LLC, a limited liability company and The3rdBevco, Inc. (incorporated by reference to Exhibit 10.4 to the Company’s Form 1-SA filed on February 14, 2022)
10.5	12.5% Convertible Promissory Note Agreement, dated June 16, 2021, by and between Equity Markets Adv LLC, a limited liability company and The3rdBevco, Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Form 1-SA filed on February 14, 2022)
10.6	First Amendment to 12.5% Convertible Promissory Note Agreement, dated August 16, 2021, by and between Equity Markets Adv LLC, a limited liability company and The3rdBevco, Inc. to extend the maturity date of the original 12.5% Convertible Promissory Note dated February 16, 2021 (incorporated by reference to Exhibit 10.6 to the Company’s Form 1-SA filed on February 14, 2022)
10.7	First Amendment to 12.5% Convertible Promissory Note Agreement, dated December 14, 2021, by and between Equity Markets Adv LLC, a limited liability company and The3rdBevco, Inc. to extend the maturity date of the original 12.5% Convertible Promissory Note dated June 16, 2021 (incorporated by reference to Exhibit 10.7 to the Company’s Form 1-SA filed on February 14, 2022)
10.8	Lease agreement by and between 2805 Veterans LLC, a limited liability company and the The3rdBevco, Inc. dated September 29, 2021.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE3RDBEVCO, INC.

By:	/s/ Peter Scalise
Peter Scalise President

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Peter Scalise
Peter Scalise Director

By:	/s/ Peter Scalise
Peter Scalise Principal Executive Officer

By:	/s/ Peter Scalise
Peter Scalise Principal Accounting and Financial Officer